March 27, 2024

March 27, 2024

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Heather Clark

Hugh West

Patrick Fullem

Jennifer Angelini

Re:	Big Tree Cloud Holdings Limited (the “Company”)
Registration Statement on Form F-4
File No. 333-277882 (the “Registration Statement”)

Dear Sirs and Madams:

Pursuant to Rule 461 of Regulation C (“Rule 461”) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Company’s above referenced Registration Statement on Form F-4 (File No. 333-277882), as amended, be accelerated by the Commission so that it will become effective at 4:00 p.m. Eastern Standard Time on March 29, 2024 or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Paul Hastings LLP.

Please do not hesitate to contact Jia Yan at 86 (021) 6103-2969 or jiayan@paulhastings.com or Devin Geng at 86 (021) 6103-2971 or devingeng@paulhastings.com of Paul Hastings LLP with any questions or comments. In addition, please notify Mr. Yan or Mr. Geng when this request for acceleration has been granted.

March 27, 2024

Sincerely,

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman and Chief Executive Officer

cc:	Jia Yan, Esq., Paul Hastings LLP
Devin Geng, Esq., Paul Hastings LLP